UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      COMPUTERIZED THERMAL IMAGING, INC.
                      ----------------------------------
                               (Name of Issuer)

                        Common Stock, par value $0.001
                       -------------------------------
                        (Title of Class of Securities)

                                 20557-C-10-8
                               ---------------
                                (CUSIP Number)

           David B. Johnston, 6105 Macadam, Portland, Oregon 97201
                                (503) 650-0119
         ------------------------------------------------------------
                     (Name, Address, and Telephone Number
         of Person Authorized to Receive Notices and Communications)

                                April 30, 2000
                             -------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20557-C-10-8
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(1)     Name of Reporting Person and IRS Identification No. of Above Person:

David B. Johnston and Thermal Imaging, Inc.

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

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(2)    Check the Appropriate Box if a Member of a Group (See Instructions).
       (a)                                                               [ X ]
       (b)                                                               [   ]
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(3)    SEC Use Only
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(4)    Source of Funds (See Instructions)                       OO   and   PF
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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e).                                                     [   ]
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(6)    Citizenship or Place of Organization.                            U.S.A.
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Number of    (7)  Sole Voting Power of David Johnston:                      0
Shares Bene-      -----------------------------------------------------------
ficially     (8)  Shared Voting Power between David B. Johnston and
Owned by          Thermal Imaging, Inc.:                           13,967,761
Each              -----------------------------------------------------------
Reporting    (9)  Sole Dispositive Power of David Johnston:                 0
Person            -----------------------------------------------------------
With:       (10)  Shared Dispositive Power of David B. Johnston and
                  Thermal Imaging, Inc.:                           13,967,761

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                 David B. Johnston:                                13,967,761

                 Thermal Imaging, Inc.                                      0

This amount includes 13,967,761 Shares owned by Thermal Imaging, Inc. Mr. Johnston is the control person of Thermal Imaging, Inc.
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                       [   ]
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(13) Percent of Class Represented by Amount in Row (11)                16.52%
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(14) Type of Reporting Person                                      IN  and CO
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ITEM 1.     Security and Issuer

This statement is filed with respect to Shares of common stock par value $0.001 (the "Shares") of Computerized Thermal Imaging, Inc. ("COII", the "Company", the "Registrant" or the "Issuer"), whose address is 476 Heritage Park Blvd., Suite 210, Layton, Utah 84041.

ITEM 2.     Identity and Background

(a) David B. Johnston and Thermal Imaging, Inc., an Oregon corporation. Thermal Imaging, Inc.'s primary business is owning 13,967,761 Shares which are the subject of this Schedule 13D.

(b) Address of David B. Johnston and Thermal Imaging, Inc.: 6105 Macadam, Portland, Oregon 97201.

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

(c) Mr. Johnston is a Director and the CEO of COII, which develops software and manufactures equipment that produces thermal images for medical applications. The address of COII is 476 Heritage Park Blvd., Suite 210, Layton, Utah 84041. Mr. Johnston is the President of Thermal Imaging, Inc. 6105 Macadam, Portland, Oregon 97201. Thermal Imaging, Inc. sold all of its assets to COII in 1988.

(d) Mr. Johnston and Thermal Imaging, Inc. have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Johnston and Thermal Imaging, Inc. were not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Johnston is a citizen of the U.S.A.

ITEM 3.     Source and Amount of Funds or Other Consideration

As to 13,217,761 Shares: Thermal Imaging, Inc. sold all of its assets to COII in exchange for Shares and Mr. Johnston made cash purchases of Shares. As to 750,000 Shares: These Shares are underlying Mr. Johnston's Director and Executive Officer compensation options, that are immediately exercisable, and which were conveyed to Thermal Imaging, Inc.

ITEM 4.     Purpose of Transaction

Mr. Johnston is a control person of Thermal Imaging, Inc. Thermal Imaging, Inc. sold all of its assets to COII in exchange for Shares, Mr. Johnston made cash purchases of Shares, and Shares are underlying option that are immediately exercisable by Thermal Imaging, Inc. Mr. Johnston is a Director and the CEO of COII. Thermal Imaging, Inc. and Mr. Johnston may acquire more Shares of COII by open market purchase or through private transactions.

(a) Thermal Imaging, Inc. and Mr. Johnston may, from time to time, acquire additional securities of COII for investment purposes. In connection with Mr. Johnston's position as Director and CEO of COII, Mr. Johnston could receive options to acquire Shares of common stock of COII under a compensation plan.

(b) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for an extraordinary corporate transaction involving COII or its subsidiaries.

(c) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals involving the sale or transfer of a material amount of assets of COII or any of its subsidiaries.

(d) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals involving any change in the present board of directors or management

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of COII, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for material change in the present capitalization or dividend policy of COII.

(f) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for material changes in COII's business or corporate structure.

(g) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for changes in COII's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of COII by any person.

(h) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for causing a class of securities of COII to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for a class of securities of COII becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Thermal Imaging, Inc. and Mr. Johnston have no present plans or proposals for any actions similar to those enumerated above.

ITEM 5.     Interest in Securities of the Issuer

(a) Thermal Imaging, Inc. is the beneficial owner of 13,967,761 Shares of COII, which represents 16.52% of the class of common stock. The Shares owned by Thermal Imaging, Inc. are also included in the aggregate Share ownership set forth in this Schedule 13D.

(b) Thermal Imaging, Inc. and Mr. Johnston have shared voting and dispositive power for 13,967,761 Shares of COII.

(c) Mr. Johnston and Thermal Imaging, Inc, have not made any transactions in COII's common stock or options during the past 60 days.

Other than the persons named herein, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Johnston is a Director of COII and, in such capacity, Mr. Johnston may vote to issue Share of COII for COII's business purposes.

The Shares reported in this Schedule 13-D include all of the 13,967,761 Shares owned by Thermal Imaging, Inc. Mr. Johnston is a control person of Thermal Imaging, Inc.

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ITEM 7.     None.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.





                                        /s/ David B. Johnston
Date: May 2, 2000                     ________________________________

                                            David B. Johnston




Date: May 2, 2000                        Thermal Imaging, Inc.


                                          /s/ David B. Johnston
                                     By: _______________________________
                                          David B. Johnston
                                          President